ACORDA THERAPEUTICS, INC.

420 SAW MILL RIVER ROAD

ARDSLEY, NY 10502

September 16, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Laura Crotty

Re:	Acorda Therapeutics, Inc.
Registration Statement on Form S-3
Filed September 11, 2020
File No. 333-248738

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Acorda Therapeutics, Inc. hereby requests that the effective date for above-referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Eastern Time, on Thursday, September 17, 2020, or as soon as practicable thereafter.

Please contact Matthew C. Franker of Covington & Burling LLP at (202) 662-5895 or mfranker@cov.com with any questions you may have regarding this request. In addition, please notify Mr. Franker when this request for acceleration has been granted.

Respectfully, Acorda Therapeutics, Inc.

By:	/s/ Andrew Mayer
Name: Title:	Andrew Mayer Deputy General Counsel and Corporate Secretary

cc:	Matthew C. Franker

Covington & Burling LLP